Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(In thousands, except for ratio amounts)

	For the years ended December 31,
	2011	2010	2009	2008	2007
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income (loss) from continuing operations before noncontrolling interests and loss from equity investees	$43,143	$24,825	$2,803	$(7,297)	$(439)
Distributed income of joint ventures	—	200	250	120	—
Less: Capitalized interest	(6,598)	(1,146)	(2,862)	(5,483)	(5,399)
Less: Preferred distributions of subsidiaries	(183)	(184)	(184)	(184)	(184)

Total earnings before fixed charges	36,362	23,695	7	(12,844)	(6,022)

FIXED CHARGES:
Interest expense	52,214	60,654	61,192	48,626	27,871
Capitalized interest	6,598	1,146	2,862	5,483	5,399
Amortization of deferred finance costs	5,385	4,449	3,232	2,466	1,659
Interest portion of rental expense	655	604	546	371	208
Preferred distribution of subsidiaries	183	184	184	184	184

Total fixed charges	65,035	67,037	68,016	57,130	35,321

Total earnings and fixed charges	$101,397	$90,732	$68,023	$44,286	$29,299

RATIO OF EARNINGS TO FIXED CHARGES	1.56	1.35	1.00	— (a)	— (a)

(a)	The earnings were inadequate to cover fixed charges by approximately $12.8 million and $6.0 million for the years ended December 31, 2008 and 2007, respectively.